

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 12, 2018

Jonathan New
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
Miami, Florida, 33160

> **Re: Net Element, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2018**
> **File No. 333-222466**

Dear Mr. New:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Risk Factors

"We may not be able to develop new products or enhance the capabilities related to blockchain …," page 4

1.   You refer to new blockchain technology that is being developed by your blockchain business unit. Please expand your disclosure to provide a more specific description of your business unit, and discuss the effect of governmental regulations, if material. Refer to Item 101(h)(4)(iii) and (ix) of Regulation S-K. Please also tell us whether your blockchain technology business will involve holding or trading digital assets or cryptocurrencies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

cc   Serge Pavluk, Esq.
          Snell & Wilmer, Esq.